File No. 812-13619

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of

Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund,

Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund

333 West Wacker Drive

Chicago, Illinois 60606

AMENDMENT NO. 2 TO THE APPLICATION FOR

AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION

FROM THE PROVISIONS OF SECTION 18(a)(1)(A) and 18(a)(1)(B)

June 2, 2009

Please direct all communications

regarding this application to:

Gifford R. Zimmerman

Managing Director, Assistant Secretary and
Associate General Counsel

Nuveen Asset Management

333 West Wacker Drive

Chicago, Illinois 60606

(312) 917-7700

Copies to: Thomas S. Harman Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 (202) 739–3000

This document contains 41 pages (including exhibits) that have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund,

Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund

333 West Wacker Drive

Chicago, Illinois 60606

) ) ) ) ) ) ) ) ) ) ) ) ) )

Amendment No. 2 to the Application for an Order pursuant to Section 6(c) for an Exemption from the Provisions of Section 18(a)(1)(A) and Section 18(a)(1)(B) of the Investment Company Act of 1940, as amended

Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund (each an “Applicant” and collectively, the “Applicants”) hereby further amend their application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant to refinance all of its taxable auctioned preferred shares issued prior to February 2008 (“ARPS”) by issuing or incurring a comparable amount of debt (such issuing or incurring to be referred to as “borrowing” for purposes of this Application) after issuance of the Order, for the purposes of redeeming any ARPS that are outstanding at the time such post-order debt is issued or incurred, subject to “asset coverage” (as defined in Section 18(h) of the 1940 Act) of 200% rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(l)(B) of the 1940 Act.1 In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).

Each Applicant’s refinancing of ARPS would be subject to, among other factors, such Applicant’s negotiating agreements with acceptable counterparties, potential approval of changes to each Applicant’s fundamental investment policies and approval of such arrangements by such Applicant’s board of trustees (“Board”). The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem all of their ARPS through borrowing. The Applicants are registered under the 1940 Act as closed-end management investment companies and are advised by Nuveen Asset Management (“NAM”).

[1]	For the purposes of the Order, ARPS Refinancings refer to such post-order borrowings and any refinancings of such post-order borrowings until the expiration of the Order.

I. THE APPLICANTS

Nuveen Tax-Advantaged Total Return Strategy Fund (NYSE:JTA). Nuveen Tax-Advantaged Total Return Strategy Fund was organized as a Massachusetts business trust on October 1, 2003 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Tax-Advantaged Total Return Strategy Fund’s investment objective is to achieve a high level of after-tax total return consisting primarily of tax-advantaged dividend income and capital appreciation. Nuveen Tax-Advantaged Total Return Strategy Fund seeks to achieve its investment objective by investing primarily in dividend-paying common stocks, dividend-paying preferred securities and senior loans and other debt instruments.

Nuveen Real Estate Income Fund (NYSE:JRS). Nuveen Real Estate Income Fund was organized as a Massachusetts business trust on August 27, 2001 and is registered under the 1940 Act as a non-diversified, closed-end management investment company. Nuveen Real Estate Income Fund’s investment objective is high current income and capital appreciation. Nuveen Real Estate Income Fund seeks to achieve its investment objective by investing primarily in income producing equity and debt securities of real estate companies.

Nuveen Diversified Dividend and Income Fund (NYSE:JDD). Nuveen Diversified Dividend and Income Fund was organized as a Massachusetts business trust on July 18, 2003 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Diversified Dividend and Income Fund’s investment objective is high current income and total return. Nuveen Diversified Dividend and Income Fund seeks to achieve its investment objective by investing primarily in dividend-paying common stocks; debt securities and other instruments that are issued by, or that are related to, government, government-related and supranational issuers located, or conducting their business, in emerging market countries; and senior secured loans.

Nuveen Multi-Strategy Income and Growth Fund (NYSE:JPC). Nuveen Multi-Strategy Income and Growth Fund was organized as a Massachusetts business trust on January 27, 2003 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Multi-Strategy Income and Growth Fund’s primary investment objective is high current income, and its secondary objective is total return. Nuveen Multi-Strategy Income and Growth Fund seeks to achieve its investment objectives by investing primarily in preferred securities, convertible securities and related instruments.

Nuveen Multi-Strategy Income and Growth Fund 2 (NYSE:JQC). Nuveen Multi-Strategy Income and Growth Fund 2 was organized as a Massachusetts business trust on March 17, 2003 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Multi-Strategy Income and Growth Fund 2’s primary investment objective is high current income; and its secondary objective is total return. Nuveen Multi-Strategy Income and Growth Fund 2 seeks to achieve its investment objectives by investing primarily in preferred securities, convertible securities and related instruments.

Nuveen Quality Preferred Income Fund (NYSE:JTP). Nuveen Quality Preferred Income Fund was organized as a Massachusetts business trust on April 24, 2002 and is registered under the 1940 Act as a non-diversified, closed-end management investment company. Nuveen Quality Preferred Income Fund’s primary investment objective is high current income consistent with capital preservation, and its secondary objective is to enhance portfolio value. Nuveen Quality Preferred Income Fund seeks to achieve its investment objectives by investing primarily in investment-grade preferred securities.

Nuveen Quality Preferred Income Fund 2 (NYSE:JPS). Nuveen Quality Preferred Income Fund 2 was organized as a Massachusetts business trust on June 24, 2002 and is registered under the 1940 Act as a non-diversified, closed-end management investment company. Nuveen Quality Preferred Income Fund 2’s primary investment objective is high current income consistent with capital preservation, and its secondary objective is to enhance portfolio value. Nuveen Quality Preferred Income Fund 2 seeks to achieve its investment objectives by investing primarily in investment-grade preferred and debt securities.

Nuveen Quality Preferred Income Fund 3 (NYSE:JHP). Nuveen Quality Preferred Income Fund 3 was organized as a Massachusetts business trust on October 17, 2002 and is registered under the 1940 act as a non-diversified, closed-end management investment company. Nuveen Quality Preferred Income Fund 3’s primary investment objective is high current income consistent with capital preservation, and its secondary objective is to enhance portfolio value. Nuveen Quality Preferred Income Fund 3 seeks to achieve its investment objectives by investing primarily in investment-grade preferred and debt securities.

Nuveen Senior Income Fund (NYSE:NSL). Nuveen Senior Income Fund was organized as a Massachusetts business trust on August 13, 1999 and is registered under the 1940 Act as a non-diversified, closed-end management investment company. Nuveen Senior Income Fund’s investment objective is to achieve a high level of current income, consistent with capital preservation. Nuveen Senior Income Fund seeks to achieve its investment objective by investing primarily in adjustable rate, U.S. dollar-denominated, secured senior loans.

Nuveen Floating Rate Income Fund (NYSE:JFR). Nuveen Floating Rate Income Fund was organized as a Massachusetts business trust on January 15, 2004 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Floating Rate Income Fund’s investment objective is to achieve a high level of current income. Nuveen Floating Rate Income Fund seeks to achieve its investment objective by investing primarily in adjustable rate secured and unsecured senior loans and other debt instruments.

Nuveen Floating Rate Income Opportunity Fund (NYSE:JRO). Nuveen Floating Rate Income Opportunity Fund was organized as a Massachusetts business trust on April 27, 2004 and is registered under the 1940 Act as a diversified, closed-end management investment company. Nuveen Floating Rate Income Opportunity Fund’s investment objective is to achieve a high level of current income. Nuveen Floating Rate Income Opportunity Fund seeks to achieve its investment objective by investing primarily in adjustable rate loans and other debt instruments.

II. THE ARPS LIQUIDITY CRISIS

The Applicants’ Existing ARPS

The Applicants issued their outstanding ARPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Through the use of leverage, the Applicants seek to enhance the distributions and investment returns available over time to their common shareholders by earning a rate of portfolio return (which includes the return obtained from securities that are purchased from the proceeds of ARPS offerings) that exceeds the dividend rate that the Applicants pay to the holders of the ARPS. Historically, the Applicants have generally achieved this goal of enhancing common shareholder distributions and returns over time, although leverage in the near term has detracted from common shareholder returns during the recent period of negative market returns. Each Applicant has issued and outstanding a class of common shares and a class of one or more series of ARPS.

The ARPS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant’s common shares. Dividends declared and payable on the ARPS have a similar priority over dividends on the Applicant’s common shares. The ARPS are perpetual securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified in its Statement of Preferences (“Statement”). Each Applicant remains in compliance with all applicable asset coverage requirements. The ARPS are redeemable at the applicable Applicant’s option, provided that certain procedural provisions of the Statement are followed.

Under market conditions as they existed prior to February 2008, dividend rates on the ARPS for each dividend period (typically weekly, but longer in certain cases) were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. Each Applicant’s Statement provides that, if an auction fails to clear because of an excess of sell orders over bids, the dividend rate for the next dividend period is set at a specified maximum applicable rate (the “Maximum Rate”), determined in accordance with the Statement. Under the Statement, the Maximum Rate is determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). An unsuccessful auction is not a default; the relevant Applicant continues to pay dividends to all holders of ARPS but at the Specified Maximum Rate rather than a market clearing rate. The Applicants experienced no unsuccessful auctions prior to the wide-spread auction failures that began in February 2008. At present, none of the Applicants have defaulted and each Applicant continues to pay dividends at the Maximum Rate.

Auction Failures

Prior to the widespread failures of ARPS auctions in early February 2008, the lead underwriter of the initial placement of a particular series of ARPS would regularly place bid orders with its own capital in an auction to help ensure that there would be a sufficient number of bid orders relative to sell orders to permit the auction to clear. Firms that served in this role are referred to as the “Lead Manager” of a particular series of ARPS. There was no contractual requirement that the lead underwriter serve as Lead Manager, or that it continue to do so once undertaken.

Leading up to February 12, 2008, the major broker-dealer firms that served as Lead Managers along with many other financial institutions began to experience increasing financial difficulties due, in part, to the widening credit crisis precipitated by the collapse of the sub-prime mortgage market. As became clear subsequently, these events as well as other financial pressures led Lead Managers in early February to become unwilling to hold ARPS on their balance sheets and to cease entering supporting bids at ARPS auctions. This together with an imbalance of buy and sell orders (in some cases amounting to only a few shares) led to several failed ARPS auctions on February 12, 2008. Soon thereafter, almost all ARPS auctions failed. The Applicants believe that after the first ARPS auction failures, retail investors became increasingly concerned that they would not be able to sell their ARPS, and then sought to sell ARPS en masse, exacerbating the imbalance between buyers and sellers and making it unlikely that the auction markets would function normally.

Consistent with patterns in the broader ARPS market, beginning on February 12, 2008, all closed-end funds advised by NAM (“Nuveen closed-end funds”) that had outstanding ARPS, including the Applicants, have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of those funds’ ARPS who desired to sell their shares at auction, including the holders of the Applicants’ ARPS, have been unable to do so for more than ten months.

Auctions for closed-end fund ARPS of the kind issued by the Applicants continue to fail, and the Applicants do not believe that auctions for their ARPS will be successful in the future. The Applicants do not believe that any financial institution would serve in the role that Lead Managers had historically performed (due to continued financial pressures on such institutions as well as the lack of a mechanism that would enable them to dispose of any ARPS acquired). In the absence of a financial institution serving in the capacity of a Lead Manager, the Applicants believe that auctions will not attract sufficient buy orders from retail investors to prevent an on-going imbalance between buy and sell orders. The Applicants also believe that an established secondary market for ARPS does not exist today that would assure that holders of ARPS would receive the liquidation preference of $25,000 per share. In the limited secondary market that has developed for ARPS, ARPS have traded at a substantial discount, to the detriment of the current holders of those shares.2

The Harm to ARPS Holders

As of January 31, 2008, there were over $60 billion of ARPS outstanding issued by closed-end investment companies. The Applicants believe that many holders of ARPS relied on them as a cash management vehicle, based in part on their expectation of ready liquidity in light of the twenty year history of successful auctions for various types of ARPS, including those issued by municipalities and registered closed-end investment companies.

[2]

The Applicants understand that the relatively limited secondary market trading that has occurred in auction preferred shares of closed-end funds since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, “Auction-Rate Securities: How to Get Unstuck,” Business Week (June 2, 2008).

The majority of each Applicant’s ARPS are held of record in broker “street name” or other nominee accounts, and the Applicants therefore do not know the identity of all of the beneficial owners of their ARPS. However, at the time of the auction failures in February 2008 and based on the then-available information received from the brokers of the holders of the ARPS issued by the Applicants, the Applicants believe that the vast majority (up to approximately 90% for many funds) of their ARPS were owned by retail investors. Many of the larger financial institutions through which retail investors hold their ARPS have instituted buy-back programs (either voluntarily or in most cases as a result of settlement decrees with regulators). However, the Applicants believe that significant amounts of ARPS continue to be held by retail investors through brokers or other financial institutions that have not instituted such buy-back programs. The Applicants are not in a position to know the identity of shareholders whose ARPS have been, or will in the future be, redeemed in any redemption. As a result, the Applicants have no information whether they have redeemed or, in the case of a less than 100% redemption, will redeem ARPS from financial firms that purchased or will purchase ARPS pursuant to buy-back programs. For a fund redeeming less than all of its outstanding ARPS, the fund redeems ARPS on a pro rata basis by series. The Depository Trust Company (DTC), the ARPS’ holder of record, determines through an impartial lottery system how a partial redemption is allocated among each participant broker-dealer account, with no input from the fund. Each participant broker-dealer, as nominee for underlying beneficial owners (street name shareholders and perhaps on its own behalf for its proprietary holdings), in turn determines how redeemed shares are allocated among the underlying beneficial owners. The procedures used by different broker-dealer firms to allocate redeemed shares among beneficial owners may differ from each other as well as from the procedures used by DTC.

As the auction process is no longer functioning and no established secondary market exists that would provide ARPS shareholders with the liquidation preference of $25,000 per share, there is currently no reliable mechanism for holders of ARPS, including the Applicants’ ARPS shareholders, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of ARPS shareholders and creating severe hardship for many investors. Some holders of these securities have said they have had difficulty making college tuition payments, or paying their federal and state taxes.3 Certain small companies that purchased these securities to manage cash on a short term basis are unable to pay their bills and may be forced to file for bankruptcy as a result.4 The Nuveen closed-end funds have received a substantial number of communications from holders of their ARPS who have been similarly adversely affected by the illiquidity of their ARPS. For example, a shareholder who is an active trader reported that he would face bankruptcy without the proceeds of his ARPS to settle his trading accounts. A shareholder who is a business owner reported that without access to his ARPS, his company is on the brink of folding and possibly causing 26 people to be unemployed. A charitable foundation reported that it could not see through its charitable commitments without access to the proceeds of its ARPS investments. Many shareholders also reported needing the proceeds from their ARPS to fulfill contractual obligations to purchase or build homes, causing them to lose other funds already invested in these home purchases.

Liquidity Solutions to Date for Nuveen Closed-End Funds

One hundred of the Nuveen closed-end funds (including the Applicants) had outstanding ARPS with a total principal amount of approximately $15.4 billion, as of December 31, 2007.

[3]	Jane J. Kim and Shefali Anand, “Trapped by Market Turmoil: Some Fund Investors Are Locked In as Tax Time Nears,” Wall Street Journal, p. B2 (March 1, 2008).
[4]	Rebecca Buckman, “Freeze in Auction-Rate Field Finds Its Way to Silicon Valley,” Wall Street Journal (March 14, 2008).

As of May 28, 2009, the Applicants have redeemed approximately $3.6 billion, or 83 percent, of their outstanding $4.3 billion of ARPS, primarily through the use of debt and, to a lesser extent, through proceeds generated from the sale of portfolio securities. The Applicants secured financing that enabled them to refinance a portion of their outstanding ARPS with debt in accordance with requirements applicable to redemptions of ARPS. The Applicants have each redeemed some of their ARPS with borrowings from (i) a commercial paper conduit facility, (ii) a prime brokerage facility, or (iii) a bank line of credit, but were prohibited from replacing all of their outstanding ARPS with debt because there would not be 300% asset coverage after a full redemption of the ARPS. The 300% asset coverage test was incorporated into the commercial paper conduit and prime brokerage facility documents.

The total amount (by aggregate liquidation preference) of ARPS redeemed by each of the Applicants is as follows:

Applicant	Dollar Amount of ARPS Redeemed[5] As of May 28, 2009[6]
Nuveen Tax-Advantaged Total Return Strategy Fund	$94.15 million
Nuveen Real Estate Income Fund	$205 million
Nuveen Diversified Dividend and Income Fund	$105 million
Nuveen Multi-Strategy Income and Growth Fund	$589.35 million
Nuveen Multi-Strategy Income and Growth Fund 2	$799.20 million

[5]

Because the majority of each Applicant’s ARPS are held of record in broker “street name” or other nominee accounts, the Applicants do not know the number of beneficial owners of the Applicants’ ARPS whose ARPS have been redeemed.

[6]	The most recent redemption of ARPS by an Applicant occurred on April 16, 2009.

Applicant	Dollar Amount of ARPS Redeemed[5] As of May 28, 2009[6]
Nuveen Quality Preferred Income Fund	$375.125 million
Nuveen Quality Preferred Income Fund 2	$670 million
Nuveen Quality Preferred Income Fund 3	$147.9 million
Nuveen Senior Income Fund	$20 million
Nuveen Floating Rate Income Fund	$295 million
Nuveen Floating Rate Income Opportunity Fund	$180 million

After these redemptions, the Applicants have the following amounts (by aggregate liquidation preference) of ARPS outstanding:

Applicant	Dollar Amount of ARPS Outstanding[7] as of May 28, 2009[8]
Nuveen Tax-Advantaged Total Return Strategy Fund	$28.85 million
Nuveen Real Estate Income Fund	$17 million
Nuveen Diversified Dividend and Income Fund	$15 million
Nuveen Multi-Strategy Income and Growth Fund	$118.65 million
Nuveen Multi-Strategy Income and Growth Fund 2	$165.80 million
Nuveen Quality Preferred Income Fund	$64.875 million
Nuveen Quality Preferred Income Fund 2	$130 million

[7]

Because the majority of each Applicant’s ARPS are held of record in broker “street name” or other nominee accounts, the Applicants do not know the number of beneficial owners of the Applicants’ ARPS whose ARPS have been redeemed.

[8]	The most recent redemption of ARPS by an Applicant occurred on April 16, 2009.

Applicant	Dollar Amount of ARPS Outstanding[7] as of May 28, 2009[8]
Nuveen Quality Preferred Income Fund 3	$18.1 million
Nuveen Senior Income Fund	$26 million
Nuveen Floating Rate Income Fund	$105 million
Nuveen Floating Rate Income Opportunity Fund	$60 million

In each case in which the Applicants have redeemed ARPS, the cost of the replacement leverage is expected, over time, to be lower than the total cost of ARPS based on the Maximum Rates applicable to the ARPS of those Funds.

Variable Rate Demand Preferred Shares.

Four of Nuveen’s closed-end municipal bond funds (none of which are Applicants) have recently offered Variable Rate Demand Preferred Shares (“VRDP Shares”), a new type of preferred stock that supplements or replaces the existing ARPS.9 VRDP Shares benefit from Section 18’s lower 200% asset coverage threshold required for preferred stock rather than the 300% asset coverage required for debt. However, it is not certain that the Applicants can redeem all of their ARPS through the issuance of VRDP Shares, especially if money market funds are unable or unwilling to purchase these new securities.

VRDP Shares were offered only to qualified institutional buyers, as defined pursuant to Rule 144A under the Securities Act of 1933, as amended. VRDP Share dividends are set weekly at a rate established through a remarketing process. The VRDP Shares include a liquidity feature provided by a bank that allows holders of VRDP Shares to elect to have their shares purchased by the liquidity provider on seven days’ notice in the event that sell orders have not been matched with purchase orders in the weekly remarketing.

[9]

The four funds are Nuveen Insured New York Dividend Advantage Municipal Fund, Nuveen Insured California Tax-Free Advantage Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, and Nuveen Dividend Advantage Municipal Fund 2. See “Nuveen Investments Provides Update on Progress Refinancing Auction-Rate Preferred Shares,” Nuveen Investments press release (July 9, 2008). In offering VRDP shares, the funds did not rely on any no-action relief granted by the SEC. However, future issuances of VRDP that may have different terms and provisions from the VRDP issued in 2008, may rely on no-action relief previously granted by the SEC, including relief granted to Eaton Vance Management. See Eaton Vance Management, SEC No-Action Letter, http://www.sec.gov/divisions/corpfin/cf-noaction/2008/eatonvance061308-cf.pdf (June 13, 2008).

Nuveen hopes that the development of a market for VRDP Shares will provide a cost-effective new form of leverage for its closed-end funds. The VRDP Shares issued to date were readily accepted by the market and, despite the recent extreme market distress and volatility, Nuveen believes that this first issuance creates a precedent that will encourage third parties to become liquidity providers for additional issuances of similar types of shares by other closed-end funds, including, potentially, the Applicants. Nuveen cannot, however, predict with certainty if the market for VRDP Shares will continue to develop. Moreover, the issuance of VRDP Shares by one or more of the Nuveen closed-end funds (including, in the future, the Applicants) is conditional upon completion of successful negotiation with a liquidity provider and remarketing agent, approval by the funds’ Board and rating agencies, and successful placement of the VRDP Shares offering with money market funds and other institutional investors. Nuveen has continued its discussions with potential liquidity providers, but given the recent market distress, potential liquidity providers are reluctant currently to commit to serving in this role. Accordingly, there can be no certainty as to when, or if, the Applicants may be able to use VRDP Shares to replace their existing ARPS. However, if and when more stability returns to the market, Nuveen expects there to be a number of potential liquidity providers that may be willing to serve in such a capacity.

The Applicants are therefore seeking the Order to facilitate possible temporary borrowings by each Applicant and to provide each Applicant with the flexibility to finance the redemption of its ARPS more quickly than is currently possible as the market for VRDP Shares evolves.10 The temporary relief requested herein will enhance the Applicants’ ability to provide a

[10]

Certain lenders impose the 1940 Act’s 300% asset coverage restriction in their lending documents; however, the Applicants believe that if the Commission grants the relief requested, the lenders will likely follow the Commission’s lead in reducing their own asset coverage requirements.

liquidity solution to the holders of their ARPS in the near term, while also seeking, over the somewhat longer term, either a more permanent form of replacement leverage that complies in full with the asset coverage requirements of Section 18 of the 1940 Act, or the partial deleveraging of the Applicants, or a combination thereof.

Requested Relief

Under Section 18(a)(1), any class of senior security that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declaration of dividends or distributions on the company’s stock or the repurchase of common stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company’s preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend.

For the reasons stated above, the Applicants request that the Commission issue an order of exemption permitting each Applicant to refinance any outstanding ARPS that were issued prior to February 1, 2008 with debt, subject, on a temporary basis, to the 200% asset coverage requirement that applies to the Applicants’ existing ARPS, rather than the 300% asset coverage requirement that would ordinarily apply under Section 18 to indebtedness. In addition, the Applicants request an exemption from Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the refinancing referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act11, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase and after deducting

[11]

Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a “senior security” for purposes of Section 18(a)(1)(B).

the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of the Applicants’ existing ARPS, rather than the asset coverage of 300% ordinarily required.12 The Applicants’ Board, in determining to seek this relief, considered, among other things, information regarding the plight of the holders of the Applicants’ ARPS, information regarding the benefits of existing leverage to the holders of the Applicants’ common shares, Nuveen’s views of the potential availability of the appropriate debt financing and the anticipated cost thereof, and the ongoing efforts of Nuveen to create and facilitate the issuance of VRDP Shares.

Each Applicant seeks the requested relief on a temporary basis only—specifically, for the period from the date on which the Order is issued until October 31, 2010 (the “Exemption Period”). Each Applicant who borrows in reliance on the Order proposes that it would either pay down or refinance the debt with an equity-based senior security within the Exemption Period so that, upon expiration of the Exemption Period, it will have asset coverage of at least 300% for any class of senior securities representing indebtedness and 200% for stock.

[12]	Except as permitted under the requested order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

The Applicants submit that the Exemption Period is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B). Because of the limited availability of debt financing in the current, severely constrained capital markets, the Applicants believe that the negotiation, execution and closing of a borrowing transaction to replace the leverage currently represented by the Funds’ outstanding ARPS, if it can be effected, might take several months following the issuance of the Order. Once the debt incurred in replacement of a Funds’ outstanding ARPS is in place, it is uncertain whether and when the Applicants will be able to issue VRDP Shares to replace the debt or how quickly the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with the asset coverage requirements that would apply in the absence of the Order through some other means, such as a partial deleveraging. In particular, the Applicants believe that the time frame during which VRDP Shares may be offered by the Applicants and other Nuveen-sponsored closed-end funds could take 12 to 18 months, or longer. Each issuance of VRDP is subject to the negotiation and execution of various agreements, including with respect to the terms of the liquidity feature of VRDP, and the continued acceptance of VRDP by qualified institutional buyers. Finding enough capacity of investors to purchase VRDP Shares might require additional time, even though the original issuance of VRDP Shares was well received. In this regard, the Applicants note that, if a market for VRDP Shares or some similar type of securities does fully develop over time, a large number of issuers of existing auction rate securities of various types, in addition to the Applicants, may seek to issue the new type of security, and the market may require a considerable time to absorb all of the new issuances. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that the Exemption Period is reasonable and appropriate.

The proposed replacement of the existing ARPS with debt is expected to be favorable to both the common shares and the ARPS shareholders of the Applicants. The proposed replacement of the existing ARPS with debt would potentially provide liquidity to all of the Applicants’ current ARPS shareholders. Further, although there can be no certainty regarding financing cost under future market conditions, the proposed replacement is also expected to benefit the common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of existing ARPS based on their Maximum Rates. Nuveen believes that it is currently possible to obtain financing terms for the Exemption Period that compare favorably with the cost of the existing ARPS at their Maximum Rates and it is optimistic that longer term solutions that also compare favorably may be found. As contemplated, the replacement of ARPS with debt would permit the Applicants to avoid deleveraging in the short term. As explained below, a forced deleveraging would likely be detrimental to the common shareholders in terms of erosion of an Applicant’s capital base (resulting from forced portfolio sales at distressed prices, which may be even more severe during periods of constrained market liquidity, transaction costs and possible tax recognition events) and the accompanying reduction in potential distributions and returns over time that could be expected to adversely affect the market price at which an Applicant’s common shares trade in the secondary market.

NAM has discussed with a number of lenders the replacement of the Applicants’ remaining ARPS with debt and NAM believes lenders will be willing to provide additional debt financing in order for the Applicants to redeem their outstanding ARPS, although there is no assurance that will be the case at the time that any Order is issued. The specific terms of such a transaction, the economic attractiveness of the transaction to the Applicants and the benefits and costs of the transaction to the Applicants’ common shareholders and the holders of the ARPS will depend upon circumstances that exist at the time such a transaction is negotiated, and cannot be predicted with any degree of certainty. The terms of any such transaction, once known, will be submitted to the Board for consideration, along with any alternative courses of action that may then be available. (As with the terms of the possible borrowing, the alternative courses that may be available for consideration by the Board will depend upon circumstances as they then exist, and cannot be predicted with any degree of certainty).

In considering any incurrence of debt to replace the ARPS, the members of each Applicant’s Board owe fiduciary duties to the holders of both the common shares and ARPS and will weigh carefully the benefits and costs of the proposals to the common shareholders and the ARPS shareholders. As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant’s Board will consider, in connection with the proposed borrowing by that Applicant that may be permitted to do so pursuant to the requested Order, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be retained or acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant’s Board will also consider any alternative courses of action that, in the Board’s judgment, might be in the best interests of that Applicant, its common shareholders and its ARPS shareholders. The specific borrowing transactions, if any, in reliance on the Order that the Board may consider, the specific information that the Board may receive, request or consider in connection therewith, the specific alternatives that the Board may consider and the specific factors that may lead the Board to approve or disapprove a proposed borrowing, or alternative course of action, are not yet known.

The Board of any Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the trustees who are not “interested persons”) (“Independent Trustees”) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, toward achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant during the Exemption Period, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made toward achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof and/or during executive sessions of the Independent Trustees.

III. ANALYSIS

A. Applicable Sections of the 1940 Act

Section 18(a)(1)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediately after such issuance or sale, it will have an asset coverage of at least 300%.

Section 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200%.

Section 18(a)(1)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security that represents an indebtedness unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in stock of the company) or other distribution on any class of its capital stock, and the purchase of any of its capital stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution, or purchase price) it will have an asset coverage of at least 300%, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it is unlawful for any registered closed-end company to issue any class of senior security that is a stock unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in common stock of the company) or other distribution on its common stock, and the purchase of any of its common stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution or purchase price) it will have an asset coverage of at least 200%.

Section 18(g) of the 1940 Act provides, among other things, that “senior security,” for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive temporary relief described above meets the standards of Section 6(c).

B. Statement in Support of Application

1.	Temporary Exemptive Relief is Necessary, Appropriate and in the Public Interest

The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in Section II under the heading The Harm to ARPS Holders, the illiquidity of ARPS, including the Applicants’ ARPS, is posing urgent, and in some cases severe, financial hardships on their holders. The proposed replacement of the ARPS with debt would provide liquidity for the Applicants’ ARPS shareholders, while the Applicants continue their diligent efforts to obtain a more permanent form of financing (such as through the issuance of VRDP Shares, as described above) that fully complies with the asset coverage requirements of Section 18. Notably, the Order would permit the Applicants to continue to provide their common shareholders with the potential for enhanced distributions and returns that leverage may provide, without disrupting the declaration of the dividends or other distributions the Applicants have historically made with respect to their common shares13 and to help avoid the potential harm to the common shareholders that could result if the Applicants were to deleverage their portfolios in the current difficult market environment. To delever, the

[13]

The Applicants believe that their common shareholders expect regular distributions. Each of the Applicants has declared and paid the dividends on its common shares on a monthly or quarterly basis since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year.

By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance ARPS as described in the Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with a borrowing incurred to refinance outstanding ARPS, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

Applicants may be forced to sell portfolio holdings into a market that may be characterized by an excess of sellers relative to buyers and a consequent lack of liquidity, resulting in the Applicant being able to sell portfolio securities for far less than their current intrinsic worth. Deleveraging may further potentially disadvantage the Applicants’ common shareholders by reducing their potential distributions and returns, which, in turn, may reduce the market price of the common shares. In determining that develeraging would not be appropriate under current market conditions, NAM considered the following factors, among others:

•	Its detailed knowledge, based on its long experience of managing portfolios of investments of the kinds held by the Applicants, of the market for these investments.

•

The difficulty, in the current markets, in selling many of the portfolio securities the Applicants hold without sustaining considerable losses. Each of the Applicants hereunder invests at least a portion of its assets in either senior secured loans or preferred securities, which are two sectors that have seen significant increased volatility in recent periods. Applicants who invest in floating rate senior secured loans have difficulty selling these loans at acceptable prices, due to the reduced liquidity in the market for these loans. Similarly, Applicants investing in preferred securities, whose issuers are primarily in the financial services sector, have faced illiquidity in that market due to the volatility in that sector. In addition, there has been difficulty in selling securities in the real estate market, as the prices of real estate securities, particularly of securities issued by Real Estate Investment Trusts (“REITs”) (which represent the bulk of the portfolio of one Applicant), have rapidly declined. The recent and continuing downturn in economic activity has adversely affected the global markets, both for debt and equity, and NAM believes that the reduced liquidity of the funds’ portfolio securities has resulted in substantial part from the inability or unwillingness of traditional market makers to continue to make a market in these securities, as a result, in part, of the market makers’ own impaired capital positions. Selling portfolio securities would be disadvantageous to the Applicants where the markets for such securities have become severely limited.

•

The potential adverse effect that deleveraging would have on the net income that certain Applicants earn for the benefit of their common shareholders, given the historical, as well as current, positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

For the foregoing reasons, the Applicants do not believe deleveraging, in the current market environment, to be in the best interests of the Applicants as a method for providing liquidity to the remaining ARPS shareholders of each Applicant.

The Applicants’ refinancing of their ARPS would be subject to the Applicants’ negotiating agreements with acceptable counterparties, potential approval of changes to each Applicant’s fundamental investment policies and approval of such arrangements by the Board, among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem all of their ARPS using debt.

The Applicants submit that the current state of the credit markets, which has affected ARPS of all types, including the Applicants’ ARPS, is an historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors.14 The Applicants believe that these issues have created an urgent need for tailored, rapid, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

2.	Temporary Exemptive Relief is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular)

The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

“(2) when investment companies are organized, operated, managed, or their portfolio securities are selected . . . in the interest of special classes of their security holders, . . . rather than in the interest of all classes of such companies’ security holders;

“(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;

[14]

See Testimony of William Adams IV, Executive Vice President, Nuveen Investments, Inc., Before the Committee on Financial Services, U.S. House of Representatives (September 18, 2008), http://www.nuveen.com/etf/web_files/Closed-End%20Exchange-Traded%20Funds/Nuveen%20House%20Testimony_9_18_2008.pdf.

“(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed . . .;

* * *

“(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or

“(8) when investment companies operate without adequate assets or reserves.”

In The Regulation of Money Managers, Professor Tamar Frankel summarizes the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act:

Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies’ capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers’ customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies and face-amount certificate companies. T. FRANKEL, The Regulation of Money Managers (2008), § 21.05; citations omitted.15

Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion that in these unique, exigent circumstances the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the refinancing of existing ARPS with indebtedness having the same 200% minimum asset coverage as currently applies to the ARPS.16 Specifically:

l)	In the view of the Applicants’ Board, including the Applicants’ Independent Trustees, and as explained above, the interests of both classes of the Applicants’ current investors would be well served by the proposal: the ARPS shareholders

[15]

Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that “debentures should be protected because they sacrifice return for security of investment.” Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1116-17 (1940). If a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

[16]

The Small Business Incentive Act of 1980 (the “1980 Act”) made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies (“BDCs”). See 15 U.S.C.S. §80a-61(a)(1). The legislative history of the 1980 Act indicates that Congress considered the “special needs of such companies, while at the same time preserving important investor protections.” (H. R. No. 96-1341, at 4804 (1980)). One of the “special needs” that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are “not readily marketable” and “are illiquid and may remain so for several years.” (R. Thomas and P. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895, 904, 905 (1982)).

because they would achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the common shareholders because (1) the Applicants’ potential for enhanced distributions and returns would be improved to the extent that the cost of the new form of leverage is, over time, lower than that of the total cost of ARPS based on their Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect and (2) the potential adverse consequences of deleveraging would be avoided.

2)	The proposed borrowing would be obtained from banks (as defined in Section 2(a)(5) of the 1940 Act), insurance companies (as defined in Section 2(a)(17) of the 1940 Act) or qualified institutional buyers (as defined in Rule 144(a)(l) under the Securities Act of 1933, as amended), who would be willing to transact on the basis of 200% asset coverage and would be capable of assessing the risk associated with the transaction; such lenders would not need the additional protection that Congress might have believed retail purchasers of investment company debentures in 1940 required or expected.

3)

The proposed liquidity solution does not “fail to protect the preferences and privileges of the holders of their outstanding securities” (1940 Act Section 1(b)(3)); the redemption of the existing ARPS would be effected in full accordance with the relevant provisions of the Applicants’ Statements relating to the terms, rights, preferences and privileges of the ARPS.[17] The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant’s capital stock, including ARPS, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, the lenders who participate in the borrowing will all be sophisticated institutional buyers who are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; after the ARPS have been redeemed, the total amount of leverage and claim on dividends will be the same as it was when the Applicants’ capital structure was comprised of ARPS and common shares.

4)	The proposed liquidity solution would not “by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants’] junior securities” (1940 Act Section 1(b)(7)); the Applicants would be no more highly leveraged if they replace the existing ARPS with borrowing, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on

[17]

Any Applicant that has debt outstanding, at the time of any borrowing by such Applicant in reliance on the Order, will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

favorable terms when it matures.18 The Applicants note that the proposed liquidity solution is temporary and that by the end of the Exemption Period the Applicants would be in compliance with the relevant asset coverage requirements. Accordingly, to the extent the 1940 Act’s asset coverage requirements were designed to limit leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of the Applicants’ common shares because the relief is temporary, and the Applicants would be no more highly leveraged if they replace the existing ARPS with borrowing. In fact, the riskiness of the common shares would, if anything, be reduced to the extent that over time, the new leverage would carry a lower interest rate spread over a Treasury index or commercial paper rate than the current maximum applicable dividend rate payable on the ARPS.

5)	The proposed liquidity solution would not make the Applicants’ capital structure more complex, opaque or hard to understand. Each Applicant that has already redeemed a portion of its ARPS and that fully replaces its currently outstanding ARPS with senior securities representing indebtedness would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to those Applicants’ redemption of a portion of their ARPS. The proposed liquidity solution would actually simplify the capital structure of those Applicants, which currently consists of senior securities representing indebtedness, the remaining senior securities which are stock (i.e., the ARPS), and common stock.

6)

The proposed liquidity solution would not result in undue concentration of the control of investment companies through “pyramiding,” or inequitable methods or distribution of control (1940 Act Section 1(b)(4)).[19]

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300%

[18]

The Applicants acknowledge that the perpetual nature of the ARPS makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as a potentially temporary, interim step, with the issuance of new preferred stock, such as VRDP Shares, as a possible longer-term replacement source of portfolio leverage.

[19]

It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders.

asset coverage requirement, in the present exigent circumstances, readily meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Section 18(a)(1)(A) is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the 1940 Act.

3. Applicable Precedents

The Commission recently granted relief identical to the relief the Applicants are seeking. In Eaton Vance Floating-Rate Income Trust et al.,20 the Commission permitted the applicants to issue debt securities subject to asset coverage of 200% that would be used to refinance certain of the applicants’ issued and outstanding auction preferred shares. The order also permitted each applicant to declare dividends or any other distributions on, or purchase, capital stock during the term of the Commission’s order, provided that any class of senior securities representing indebtedness had asset coverage of at least 200% after deducting the amount of the transaction. The Applicants’ proposed conditions are identical to those in the Eaton Vance order.

Further, in the past, the Commission also has shown a very limited willingness to relax the asset coverage tests applicable to senior securities issued by closed-end investment companies, albeit in significantly different circumstances than those that the Applicants now face. For example, in G.E. Employees Securities Corporation,21 the Commission granted relief from a number of provisions of the 1940 Act to an employees’ securities company. As part of the relief granted to the employees’ securities company, the Commission relaxed the 300% asset coverage requirement on indebtedness to a 125% coverage requirement. The Commission

[20]

Investment Company Act Release Nos. 28464 (Oct. 23, 2008) (Order) and 28431 (Oct. 2, 2008) (Notice). See also Calamos Convertible Opportunities and Income Fund, et al., Investment Company Act Release Nos. 28603 (Jan. 14, 2009 (Notice) and 28615 (Feb. 10, 2009)(Order).

[21]	Investment Company Act Rel. No. 271 (December 2, 1941).

deemed this lesser coverage requirement to be adequate considering the particular features of the company’s capital structure (which included a number of different debt securities held by or for the benefit of employees and pensioners of General Electric Company and its affiliates, and limitations on the equity returns payable to the sole common stockholder, General Electric Company) as well as the fact that holders of the debt securities were represented in the management of the employees’ securities company. In Inter-Canadian Corporation,22 a closed-end investment company sought relief from Section 18(a)(1)(A) of the 1940 Act to facilitate a voluntary acquisition of a controlling interest in an insurance company, with the goal of discontinuing the company’s insurance operations and obtaining the company’s portfolio of investments. To obtain a controlling interest, the investment company required a bank loan of sufficient size that the investment company would not comply with the asset coverage test of 18(a)(1)(A). However, the investment company expected to be able to repay the loan within a relatively short period by causing the insurance company to make distributions from liquidating its portfolio of investments to its stockholders (including the investment company). The loan, by its terms, was to be repaid within two years, but the Commission required that the loan be repaid sooner (apparently within approximately seven months). The temporary nature of the loan, and the fact that the loan would be used to obtain access to liquid investments that could be used to repay the loan, appear to have been important to the Commission.

The Applicants submit that the current state of the credit markets, and the broad, negative impact on retail investors associated with the current credit markets, present a strong policy argument in favor of temporarily waiving the 300% asset coverage requirement for indebtedness, as the Commission recognized in the Eaton Vance order.

[22]	Investment Company Act Rel. No. 2751 (July 28, 1958).

IV. CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of Section 18(a)(l)(A) and Section 18(a)(1)(B) during the Exemption Period. The Applicants request that the Order grant an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant to refinance all of its outstanding ARPS by issuing or incurring a comparable amount of debt (such issuing or incurring to be referred to as “borrowing” for purposes of this Application) after issuance of the Order, for the purposes of redeeming any ARPS that are outstanding at the time such post-order debt is issued or incurred, subject to “asset coverage” (as defined in Section 18(h) of the 1940 Act) of 200% rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(l)(B) of the 1940 Act. In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.

Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant’s Board, including a majority of the Independent Trustees, shall have determined that such borrowing is in the best interests of such

Applicant, its common shareholders and its ARPS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.	Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.	The Board of any Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board’s review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

V. ADDITIONAL INFORMATION

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Kevin J. McCarthy as Secretary of each Applicant pursuant to the general authority vested in him as such by the Declaration of Trust and By-laws of each Applicant, and by resolution of the Applicants’ Boards.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page hereof.

A copy of the Declaration of Trust of each of the Applicants is on file with the Secretary of the Commonwealth of Massachusetts and notice is given that this Application is executed on behalf of each of these Applicants separately by an officer of each of these Applicants as an officer and not individually and the obligations of each Applicant under or arising out of this Application are not binding upon any of the Trustees, officers or shareholders of any Applicant individually but are binding only upon the assets and property of such Applicant.

Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund.

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Secretary
Date:	June 2, 2009

EXHIBIT A

Amendment No. 2 to the Application pursuant to

Section 6(c) of the

Investment Company Act of 1940, as amended

for an Order of the Commission

THE STATE OF ILLINOIS	)
)
COUNTY OF COOK	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Amendment No. 2 to the Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), dated March 26, 2009 for and on behalf of Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund,, each a Massachusetts business trust and closed-end management investment company registered under the 1940 Act, that he is the Secretary of each of the aforementioned investment companies, and that all actions by the members and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Secretary

EXHIBIT B

Authorization for Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund

The undersigned hereby certifies that he is the Secretary of each of Nuveen Tax-Advantaged Total Return Strategy Fund, Nuveen Real Estate Income Fund, Nuveen Diversified Dividend and Income Fund, Nuveen Multi-Strategy Income and Growth Fund, Nuveen Multi-Strategy Income and Growth Fund 2, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2, Nuveen Quality Preferred Income Fund 3, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund and Nuveen Floating Rate Income Opportunity Fund(each a “Fund” and collectively the “Funds”); that with respect to the attached application for an order of exemption (the “Application”) from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the respective declarations of trust and by-laws of the Funds have been taken and the person filing the Application on behalf of the Funds is fully authorized to do so; and that the Funds duly adopted the following resolutions on September 29, 2008:

VOTED:	That any officer of the Fund be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications for an order or orders under the 1940 Act granting an exemption from the asset coverage requirements of Section 18 of the 1940 Act as discussed at this meeting;

FURTHER
VOTED:	That any officer of the Funds be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Funds, in any matters related to such application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER
VOTED:	That any officer of the Funds be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding vote and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Secretary
Dated: June 2, 2009

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